EXHIBIT 99.1

O2Micro Reports Fourth Quarter 2019 Financial Results

GEORGE TOWN, Grand Cayman, Feb. 06, 2020 (GLOBE NEWSWIRE) --

Operational and Strategic Highlights:

  Q4 2019 revenue was up 7.7% from the same quarter in the previous year and up 11.4% sequentially and within the range of guidance provided on December 2nd, 2019.

  GAAP net income per fully diluted ADS in the fourth quarter of 2019 was 7 cents, with non-GAAP net income of 5 cents per fully diluted ADS.

  O2Micro expects the Q1 2020 revenue to be $14.5 million to $16 million compared to $12.8 million in the comparable quarter of the previous year.

O2Micro® International Limited (NASDAQ: OIIM), a global leader in the design, development and marketing of high-performance integrated circuits and solutions, reported its financial results today for the fourth quarter ending December 31, 2019.

Financial Highlights for the Fourth Quarter ending December 31, 2019:
O2Micro International Limited (the “Company”) reported Q4 2019 revenue of $17.9 million. Revenue was up 11.4 % sequentially, and up 7.7% from the same quarter in the previous year. The gross margin in the fourth quarter of 2019 was 56.7%, which was up from 51.4% in the prior quarter, and up from 50.3 % in the fourth quarter of 2018. During the fourth quarter of 2019, the Company recorded total GAAP operating expenses of $ 9.2 million, compared to $9.4 million in the third quarter of 2019, and $ 10.4 million in the year-ago Q4 period. The GAAP operating margins for the fourth quarter of 2019, the third quarter of 2019, and fourth quarter of 2018 were 5.2%, (6.9%), and (12.4%), respectively.

GAAP net income was $1.8 million in Q4 2019. This compares to a GAAP net loss of $200,000 in the third quarter of 2019 and a GAAP net loss of $3.1 million in Q4 2018. GAAP net income per fully diluted ADS was $0.07 in Q4 2019. This compares to a GAAP net loss per fully diluted ADS of $0.01 in Q3 2019 and a GAAP net loss per fully diluted ADS of $0.12 in Q4 2018.

Supplementary Data:
The Company ended the fourth quarter of 2019 with $46.4 million in unrestricted cash and short-term investments or $1.76 per outstanding ADS. The accounts receivable balance was $10.3 million and represented 57 days sales outstanding at the end of Q4 2019. Inventory was $8.8 million or 108 days and turned over 3.3 times during Q4 2019. As of December 31, 2019, the Company had $ 55.7 million in working capital and the book value was $ 75.1 million, or $2.85 per outstanding ADS. As of December 31, 2019, O2Micro International Limited had a total of 378 employees worldwide, including 238 engineers.

Management Commentary:
"Our primary growth drivers continue to show promise and projected growth into 2020. Our TV products continued their upward drive in Q4, and our battery products experienced excellent growth driven by expanded use and increased capacities of Li-Ion batteries with new and existing customers supporting the automotive, power tools, IOT and household appliance sectors. Our smartphone products see increasing design wins and revenue expected to follow." said Sterling Du, O2Micro’s Chairman and CEO. “We believe our solutions and design wins for these product segments will provide for ongoing growth in a dynamic market and lead O2Micro back to long term profitability.”

Conference Call:
O2Micro will hold its fourth quarter conference call today, February 6th, at 6:00AM. Pacific, 9:00AM Eastern. You may participate using the following dial-in information.

Conference ID: 2629343
Participants, Int'l Toll: +1 334-323-0501
Participants, US/CAN Toll Free: 800-353-6461
The Call-in Audio Replay will be available from February 6th 2020 Eastern Time (US & Canada) through February 13th 2020  12:00 Eastern Time (US & Canada)
https://events.globalmeet.com/Public/WebRegistration/ZW5jPXNhQWNoekF6VklmZjJUZkwzRThwaUtJK0FsK2VXaXNCNFIzcUF2RFcrcSt3WU5HZTN0M3lzQ1dnd1lMOXlFSlRtSSt6NTAraExzV2RScFB3QVRxOFJ3PT0=
A live webcast will also be available on the Company's website at http://ir.o2micro.com, and an online replay will be available on the website for one week.

About O2Micro:
Founded in April 1995, O2Micro develops and markets innovative power management components for the Computer, Consumer, Industrial, Automotive and Communications markets. Products include LED General Lighting, Backlighting, Battery Management, and Power Management. The Company maintains offices worldwide. Additional Company and product information can be found on the Company website at www.o2micro.com.

O2Micro, the O2Micro logo, and combinations thereof are registered trademarks of O2Micro. All other trademarks or registered trademarks are the property of their respective owners.

Statements made in this release that are not historical, including statements regarding O2Micro or its management's intentions, hopes, beliefs, expectations, representations, projections, plans or predictions of the future, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other Federal Securities Laws. Such statements involve risks, speculation and uncertainties that may cause actual results to differ materially from those set forth in these statements or from management's current views and expectations. Risks and uncertainties in this release may include, without limitation, any one or combination of the following: the effect of competitive and economic factors; real property value fluctuations and market demand; legal changes in any relevant rules and regulations pertaining to O2Micro's business; changes in technology and industry standards, and O2Micro's reaction to those factors; consumer and business buying decisions with respect to our customers' products incorporating O2Micro's products; continued competitive pressures in the marketplace; the ability of O2Micro to deliver to the marketplace, and stimulate customer demand therein, for new products and technological innovations on a timely basis; the effect that product introductions and transitions, changes in product pricing or mix, and/or increases in component costs could have on O2Micro's gross margins; the inventory risk associated with O2Micro's need to order, or commit to order, product components and product capacity in advance of forecast customer orders; the continued availability of acceptable terms of certain components and services essential to O2Micro's business which are currently obtained by the Company from sole or limited sources; the effect that O2Micro's dependency on manufacturing and logistics services provided by third parties may have on the quality, quantity, availability or cost of products manufactured or services rendered; risks associated with O2Micro's international operations; the potential impact of a finding that O2Micro has infringed on the intellectual property rights of others, or that any third party may have infringed on O2Micro's intellectual property that may negatively affect O2Micro's business; O2Micro's legal classifications with governmental and regulatory agencies; O2Micro's dependency on the performance of distributors, carriers, independent sales representatives, and other resellers of O2Micro's products; the effect that product and service quality problems could have on O2Micro's sales ability and operating profits; the ability of O2Micro to deliver its products in a timely fashion to its customers, and the possible negative ramifications if such is not possible; the continued service and availability of key executives and employees; war, terrorism, public health issues, natural disasters, and other circumstances that could disrupt supply, delivery, or demand of products; and unfavorable results of other legal proceedings. Actual results may differ materially due to numerous risk factors. Such risk factors are more fully enumerated in O2Micro's 20-F Annual Filings, Annual Report(s), 6-K's, the Form F-1 filed in connection with the Company's initial public offering in August 2000, information posted on our website at www.o2micro.com, and other documents filed with the SEC, NASDAQ or any other public agency from time to time. The statements herein are based on dated information on the dates mentioned herein, which is subject to change. O2Micro assumes no obligation to update or revise the information provided on today, or any other forward-looking information, whether as a result of new information, future events or any other information that may arise. This information only speaks to the respective dates mentioned in said information.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (UNAUDITED)
(In Thousand U.S. Dollars, Except Per Share Amounts)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2019	2018	2019	2018
	(Unaudited)		(Unaudited)	(Audited)
NET SALES	$17,861	$16,586	$60,928	$62,714

COST OF SALES	7,727	8,243	28,960	30,741

GROSS PROFIT	10,134	8,343	31,968	31,973

OPERATING EXPENSES
Research and development (1)	4,382	5,020	19,065	19,766
Selling, general and administrative (1)	4,828	5,386	19,286	20,332

Total Operating Expenses	9,210	10,406	38,351	40,098

INCOME (LOSS) FROM OPERATIONS	924	(2,063)	(6,383)	(8,125)

NON-OPERATING INCOME
Interest income	216	71	543	369
Net gain (loss) recognized on long-term investments	245	(1,370)	788	9,916
Foreign exchange gain (loss) – net	(79)	76	(162)	108
Gain on sale of real estate	500	-	500	-
Other – net	231	530	846	961
Total Non-operating Income (Loss)	1,113	(693)	2,515	11,354

INCOME (LOSS) BEFORE INCOME TAX	2,037	(2,756)	(3,868)	3,229

INCOME TAX EXPENSE	250	330	1,171	1,141

NET INCOME (LOSS)	1,787	(3,086)	(5,039)	2,088

OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustments	356	(94)	(85)	(677)
Unrealized pension gain	61	9	65	14
Total Other Comprehensive Income (Loss)	417	(85)	(20)	(663)

COMPREHENSIVE INCOME (LOSS)	$2,204	$(3,171)	$(5,059)	$1,425

EARNINGS (LOSS) PER ADS
Basic	$0.07	$(0.12)	$(0.19)	$0.08
Diluted	$0.07	$(0.12)	$(0.19)	$0.08

ADS UNITS USED IN EARNINGS (LOSS) PER ADS CALCULATION:
Basic (in thousands)	26,347	26,019	26,321	26,016
Diluted (in thousands)	27,095	26,019	26,321	26,616

(1) INCLUDES STOCK-BASED COMPENSATION CHARGE AS FOLLOWS:
Research and development	$68	$59	$272	$241
Selling, general and administrative	$310	$294	$1,190	$1,180

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(In Thousand U.S. Dollars, Except Share Amounts)

	December 31,	December 31,
	2019	2018
ASSETS	(Unaudited)	(Audited)

CURRENT ASSETS
Cash and cash equivalents	$10,696	$32,414
Restricted cash	35	34
Short-term investments	35,693	6,172
Accounts receivable – net	10,335	11,388
Inventories	8,796	10,288
Prepaid expenses and other current assets	1,295	2,276
Total Current Assets	66,850	62,572

LONG-TERM INVESTMENTS	4,172	10,445

PROPERTY AND EQUIPMENT – NET (2)	15,551	13,714

OTHER ASSETS	2,426	2,578

TOTAL ASSETS	$88,999	$89,309

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Notes and accounts payable	$4,867	$4,582
Income tax payable	611	413
Lease liabilities	827	-
Accrued expenses and other current liabilities	4,839	4,181
Total Current Liabilities	11,144	9,176

OTHER LONG-TERM LIABILITIES
Accrued pension liabilities	214	321
Deferred income tax liabilities	589	681
Lease liabilities	1,932	-
Other liabilities	65	85
Total Other Long-Term Liabilities	2,800	1,087

Total Liabilities	13,944	10,263

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Preference shares at $0.00002 par value per share
Authorized – 250,000,000 shares	-	-
Ordinary shares at $0.00002 par value per share
Authorized – 4,750,000,000 shares
Issued – 1,669,036,600 shares as of December 31, 2019 and December 31, 2018 Outstanding –1,314,798,600 and 1,298,808,750 shares as of December 31, 2019 and December 31, 2018, respectively	33	33
Additional paid-in capital	143,484	143,115
Accumulated deficits	(51,773)	(45,912)
Accumulated other comprehensive income	4,654	4,674
Treasury stock – 354,238,000 and 370,227,850 shares as of December 31, 2019 and December 31, 2018, respectively	(21,343)	(22,864)
Total Shareholders’ Equity	75,055	79,046

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$88,999	$89,309

(2) Property and equipment- net includes right-of-used assets under operating lease of $2,742 as of December 31, 2019.

O2Micro
Daniel Meyberg
Investor Relations
ir@o2micro.com